Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

November 1, 2006

Jeffrey Riedler, Assistant Director

U.S. Securities and Exchange Commission

Mail Stop 6010

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Alco, Inc.

Registration Statement Filed on Form SB-2

Filed on September 14, 2006

File No. 333-134736

Dear Mr. Riedler:

On behalf of ALCO, Inc., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter of September 28, 2006.  References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.  We will amend our periodic reports, as applicable, before this registration statement becomes effective.

Form SB-2

General

1.

We note your response to comment 3 and your supplemental response that you have included “all…graphics that we will use in the printed prospectus.”  It does not appear you have included any graphics in your filing.   Please confirm or advise accordingly.

We will not use any graphics in the printed prospectus.

2.

We note your response to comment 8 and the inclusion of the above-referenced risk factor.  You indicate in the risk factor that all of your operations and assets are located outside the United States.  Please specify in which countries your operations and assets are located.  Please also clarify of which country your officers and directors are citizens.

Our operations and assets are located in China and Hong Kong.  Andrew Liu is a citizen of Great Britain.  John Liu is also a citizen of Great Britain.  Yip Kam Ming is a citizen of Hong Kong.  This disclosure has been added to the prospectus.

“Alco is subject to insurance industry regulation worldwide.  If it fail to comply…” page 4

3.

We note your response to comment 16 and reissue the comment.  Please briefly describe the changes in legislation or regulations and actions by regulators that you are referring to which could impact your operations in a material way.  Please provide a more detailed description in your business section.

We do not know of any changes in legislation or regulations or actions by regulators that will impact our business.  Consequently, we have deleted this section of the risk factor.

Principal Products and Services, page 15

4.

We note your response to comment 48 and your revised disclosure.  Specifically we note your disclosure where you identify some of your competitors and you indicate that these are “among others.”  Please indicate approximately with how many other insurance companies you place insurance.

We place insurance with approximately 20 insurance companies.  This disclosure has been added to the prospectus.

EduShipAsia, Ltd., page 16

Competition, page 18

5.

We note your response to comment 53 and note that it appears you have deleted most of the statements for which we sought third party documentation.  However, we note two statements that remain in your document.  First, we note the statement that “ICS is an international professional body representing shipbrokers, managers, and agents throughout the world.” It does not appear you have revised this statement to indicate that it is your belief.  Therefore, please provide us with third party documentation supporting this statement, or delete this statement from your document. If you revise the statement to reflect that it is your belief, please provide us with the basis for your belief.  Second, regarding the statement “[w]e believe that Al Marine is one of the few insurance providers that specialize in the marine insurance business,” please provide us with the basis for this statement. We may have additional comments after reviewing your response.

The website of ICS (http://www.ics.org.uk) states, “The Institute of Chartered Shipbrokers (ICS) is the only internationally recognized professional body representing shipbrokers, managers and agents throughout the world.”  This statement is on the main page of the website.

Our belief that AL Marine is one of the few insurance providers that specializes in marine insurance business comes from our experience in the industry.  We have not been informed of another business that specializes in this insurance.  We work with marine insurance providers and they would most likely alert us if a competitor began to specialize in this insurance.

Management’s Discussion and Analysis, page 19

Critical Accounting Policies, page 21

Policy Cancellation Reserve, page 72

6.

Refer to your response to comment 66.  Your revised financial disclosure makes it appear as if the only activity in this account was the current year provision.  Please clarify for us how you “use” the amounts recorded in this reserve including current year usage of the reserve.  Include a quantification of the amount of changes in estimates in each period presented, or explicitly state that no material revisions were recognized, if true.

The policy cancellation reserve is a general reserve that is based upon historical cancellation experience. Each year, ALCO has some policies cancelled that are related to the previous year and such cancellations reduce ALCO’s revenue as a result. This provision is a reserve for these cancellations. In 2005, ALCO made a $28,644 provision for policy cancellations, and the actual policy cancellations last year amounted to $28,557 incurred in 2005. Therefore, no material revisions were recognized.

	2005	Mar 2006	June 2006
Balance Brought	$18,353	28,644	8,268
Provision for year	$10,291	-20,377	7,668
Balance carried forward	$28,644	8,268	15,936

In quarters 1 and 2 of 2006, ALCO reserved approximately one percent (1%) of sales to put in the policy cancellation reserve.

This disclosure has been added to the prospectus.

Commissions Receivable, page 22

7.

Refer to your response to Comment 67.  We note your revised disclosure, however we continue to ask that you provide a quantification of the amount of changes in estimates in each period presented; or, explicitly state that no material revisions were recognized, if true.  Also include a discussion of the factors that result in this reserve representing such a high percentage of gross receivables.

ALCO has made sufficient provisions for the doubtful debt of commissions receivable, and therefore, the provision for doubtful debt is quite constant from period to period.  No material revisions were recognized between the periods presented.

The reserve for doubtful debt for commissions receivable is included in the provision for doubtful debt and cancellation reserve.

	June 06	Mar 06	Dec 05
Commission Receivable	411,071	421,461	254,222

Less:
Provision for doubtful	(86,258)	(86,258)	(86,259)
Provision for cancellation reserve	(15,936)	(8,268)	(28,645)
Commission Net	308,878	326,935	139,318

Aging	June 2006		March 2006		December 2005
3 months	238,633	57%	295,918	70%	147,296	58%
6 months	55,949	14%	35,541	8%	27,883	11%
1 year	44,084	11%	30,380	7%	20,833	8%
Over 1 year	72,405	18%	59,622	14%	58,210	23%
	411,071		421,461		254,222

This disclosure has been added to the prospectus.

Executive Compensation, page 23

8.

Refer to your response to Comment 74.  We note the material decrease in Executive Compensation for FY 2005 and the Six Month Period Ended June 30, 2006.  We continue to believe a discussion quantifying management’s expectation and trend for Executive Compensation expense for future periods would be meaningful for your investors.

The executive compensation expenses will be at a fixed monthly rate and will be periodically reviewed with reference to market rate and company performance. Each year, the company will also issue a bonus to officers and directors based on company performance.

This disclosure has been added to the prospectus.

Consolidated Financial Statements – December 31, 2005, page 42

General

9.

Please ensure that the changes made to the information in your amended Form 10-KSB for December 31, 2005 are made in the financial statements presented in this document.  For instance, the reference to “AL Marine” in response to comment 71 does not appear to have been made in the financial statements of this document.

These changes have been incorporated in this document.  We have amended the fifth paragraph of the “Description of Business” section in Note 2 as follows:

“As a result of the Agreement, the transaction was treated for accounting purposes as a capital transaction and reverse merger by the accounting acquirer (AL Marine) and as a reorganization of the accounting acquiree (Lotus). Accordingly, the financial statements include the following:”

Restated Financial Statements

10.

Refer to your response to Comment 70.  We note you have restated FY 2005 and 2004 financial statements and filed an amended Form 10-K and Forms 10-Q.  Please revise your disclosures to comply with the disclosure requirements of paragraph 26 of SFAS 154.  Clarify for us what the “Reverse merger adjustment” represents as well as the timing of the reverse merger transaction.  Also clearly label each period that has been restated as “Restated” in your financial statements presentations.

We will add “Restated” to each period that has been restated in our amended reports. We will also add the following note to our amended financial statements:

“Note 1- RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company’s previously issued financial statements were reviewed by the United States Securities and Exchange Commission (the "Commission"). During the course of the Commission’s  review, the Commission issued comment letters to which we provided responses and amended our financial statements per such comments.  Management also believes such restatements reflect corrections of errors and omissions of material disclosures in the historical financial statements, in accordance with US GAAP.

In the previously issued report, we included "Restricted Cash" in "Cash and cash equivalents".  Restricted cash are cash balances held by a bank, mainly consisting of premium collected from customers and payable to insurers, and claims received from insurers and payable to policyholders.  We now have concluded that we should reclassify restricted cash an item of other assets.  Accordingly, we restated the cash from $2,970,056 to $1,621,146 as of December 31, 2005, and restricted cash from $0, to $1,348,910 as of December 31, 2005.

In the previously issued report, we reported the issuance of 100,000 shares of common stock in 2005 as a "Premerger stock issuance” in 2004.  We also included the reverse merger adjustment in 2004. We now have believed that the issuance of 100,000 shares of common stock should be included in the reverse merger adjustment in 2005 because it was done by the shell company prior to reverse merger.

These adjustments had no affect in the Shareholders' equity as of December 31, 2005.

The following tables present the impact of the adjustments and restatements on a condensed basis:

	Amount Previously
	Reported	As Adjusted
Year ended December 31, 2005
Balance Sheet
Cash and cash equivalents	2,970,056	1,621,146
Commissions receivable	139,320	139,320
Prepaid taxes	3,252	3,252
Property, plan and equipment, net	27633	27,633
Deposit and prepayments	69,569	69,569
Restricted cash	-	1,348,910
Other receivable	1,867	1,867

Bank over draft	45,903	45,903
Trade accounts payable	803,407	803,407
Claim payable	534,636	534,636
Other payable	31,648	31,648
Accured expenses	40,769	40,769
Due to shareholders	25,449	25,449
Due to directors	89,855	89,855
Income taxes payable	140,836	140,836
Minority interest	7,691	7,691
Common stock	10,000	10,000
Additional paid-in capital	10,513	10,513
Retained earnings	1,470,990	1,470,990
Year ended December 31, 2005
Statement of operations
Revenues	3,005,350	3,005,350
Costs and expenses	2,049,009	2,049,009
Income (loss) from operations	956,341	956,341
Other income (expenses)	36,305	36,305
Net income (loss) before minority interest	992,646	992,646
Minority interest	(27,344)	(27,344)
Net income (loss)	965,302	965,302
Basic and Fully Diluted income (loss) per share	0.10	0.10
Year ended December 31, 2004
Statement of operations
Revenues	1,861,114	1,861,114
Costs and expenses	2,011,592	2,011,592
Income (loss) from operations	(150,478)	(150,478)
Other income (expenses)	30,296	30,296
Net income (loss) before minority interest	(120,182)	(120,182)
Minority interest	2,654	2,654
Net income (loss)	(117,528)	(117,528)
Basic and Fully Diluted income (loss) per share	(0.01)	(0.01)

This amendment has been made to the registration statement and amended periodic reports will be filed before the registration statement becomes effective.

11.

Please tell us how the $40,000 restated expense can decrease Net Income for FY 2005 form $965,302 to $925,301 without a corresponding decrease in Net Loss for FY 2004.  Your restated FY 2004 Statement of Operations reflects a Net Loss of $117,528 unchanged from the previously stated amount for FY 2004.  Further confirm if this expense is the one disclosed in Note 13 to the FY 2005 financial statements.  If so, tell us what year the advances were received and services were provided along with how the value assigned to these transactions was determined.

We have revised Note 14 as follows:

“Note 14 - COMMON STOCK

During the quarter ended September 30, 2005, the Company issued 100,000  shares of common stock in reliance upon exemptions from registration under the Securities Act of 1933.  The shares were issued to Mid-Continental Securities Corporation (the “MSC”) on or about August 5, 2005, for total consideration of $40,000, or $0.40 per share.  The consideration included cash of $20,000 made by MSC and forgiveness of $20,000 debt owed to MSC.  The $20,000 cash was later used to pay professional fees related merger with AL Marine.  Since this issuance happened to the shell company before reverse merger, this transaction has no affect on the financial statements presented.

On November 22, 2005, the Company signed an Agreement for Share Exchange with AL Marine, pursuant which the Company has agreed to acquire all of the issued and outstanding stock of AL Marine and $50,000 in return for an issuance of 9,766,480 shares of its common stock to Al Marine’s shareholders.  Since this transaction was treated for accounting purposes as a capital transaction and reverse merger, the issuance of 9,766,480 shares of common has been report in 2004, as if it had happened in the earliest period presented in this consolidated financial statements.”

As stated above, we now have believed the consideration of $40,000 from issuance of 100,000 shares of common stock prior to the reverse merger has not affect on neither the income statement of 2004, nor 2005.  Accordingly, we will amend our consolidated statements of changes in shareholders’ equity as following:

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Restated)

					Accumulated
	Common Stock		Additional	Retained	Other
	$0.001 Par Value		Paid-in	Earnings	Comprehensive
	Shares	Amount	Capital	(Deficit)	Income	Total

Balances at January 1, 2004	10,000	$10,000	$10,513	$623,217	$-	$643,730

Common stock issued for
acquisition of AL Marine Holdings
(BVI), Ltd. (reverse merger)	9,766,480	9,766	-	-	-	9,766

AL Marine Holdings (BVI), Ltd.
share exchange	(10,000)	(10,000)	-	-	-	(10,000)

Net loss	-	-	-	(117,528)	-	(117,528)

Balances at December 31, 2004	9,766,480	9,766	10,513	505,689	-	525,968

Reverse merger adjustment *	233,520	234	-	-	-	234

Net income	-	-	-	965,301	-	965,301

Balances at December 31, 2005	10,000,000	$10,000	$10,513	$1,470,990	$-	$1,491,503

*  The reverse merger adjustment represents the recording of the minority shareholders’ shares outstanding at the time of the reverse merger.

12.

Please provide new Reports of Independent Registered Public Accounting Firm from Kempisty & Company and Child Sullivan & Company which addresses the restated financial statements for FY 2005 and 2004 in both the Form SB-2/A#1 and Form 10-K/A #1.  Refer to paragraph .06(a) of AU Section 561.

Kempisty & Company has revised its audit report in the registration statement and has amended its Report on the financial statements for the fiscal year ended December 31, 2005, as follows:

“KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

ALCO, Inc.

F/K/A Lotus Capital Corp.

We have audited the accompanying consolidated balance sheet of ALCO, Inc. f/k/a Lotus Capital corp. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 14 to the consolidated financial statements, the accompanying consolidated balance sheet as of December 31, 2005, and the related consolidated statements of operations, cash flows, and shareholders' equity for the years ended December 31, 2005 and December 31, 2004 have been restated.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALCO, Inc. at December 31, 2005, and the results of its' operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company

Certified Public Accountants PC

New York, New York

February 28, 2006 (Except for Notes 1 and 14, September 30, 2006)”

Form 8-K/A Filed September 21, 2006

13.

In your Form 8-K, filed September 14, 2006, you state that the restatement of Form 10-K for FY 2005 is a result of the fact that “Management previously recorded the $40,000 expense in 2004 to coincide with its reverse merger adjustment. However, management has now determined that this is a year 2005 expense.  Management has also reclassified restricted cash balances from its operating cash balances.”  We have the following comments:

•

Explain how the $40,000 came to be expenses in FY 2004 to “coincide with its reverse merger adjustment” when the reverse merger was not closed until December 9, 2005.

•

Clarify more specifically how you concluded that your disclosure controls, under Item 307 of Regulation S-B, were effective and that the two errors were “not the result of failure to initially include required information therein.”  And, were the result of “technical interpretations of accounting issues…”

During the quarter ended September 30, 2005, the Company issued 100,000 ( 1,000,000 pre-split) shares of common stock in reliance upon exemptions from registration under the Securities Act of 1933.  The shares were issued to Mid-Continental Securities Corporation (the “MSC”) on or about August 5, 2005, for total consideration of $40,000, or $0.40 ( $0.04 pre-split) per share.  The consideration included cash of $20,000 made by MSC and forgiveness of $20,000 debt owed to MSC.  The $20,000 cash was later used to pay professional fees related merger with AL Marine.  Since this issuance happened to the shell company before reverse merger, the transaction has no effect on the income statements of 2005 and 2004.  The two errors were the result of a misinterpretation of the reverse merger rules. Although the reverse merger took place in 2005, we thought any activity related thereto had to be reflected in the earliest period presented.  Consequently, the error was due to a misinterpretation of a technical accounting issue and not the result of a failure in our disclosure controls.

Sincerely yours,

Frascona, Joiner, Goodman and Greenstein, P.C.

By: /s/ Gary S. Joiner

gary@frascona.com